March 10, 2022

John Stickel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	SAFG Retirement Services, Inc.
Draft Registration Statement on Form S-1
Submitted March 10, 2022
CIK No. 0001889539

Dear Mr. Stickel:

This letter sets forth the responses of SAFG Retirement Services, Inc. (the “Registrant”) to selected comments (the “Comments”) contained in your letter, dated January 14, 2022, relating to the Draft Registration Statement on Form S-1, confidentially submitted by the Registrant on December 21, 2021 (the “Registration Statement”).  In our letter of January 27, 2022, the Registrant advised that the Comments would be addressed in a subsequent amendment. The Comments are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each Comment.

The Registrant is submitting confidentially, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 2.

Draft Registration Statement on Form S-1 filed December 21, 2021

Note 15. Contingencies, Commitments and Guarantees, page F-108

1.	In accordance with ASC 450-20-50, please revise to clearly disclose the following information for your legal contingencies in aggregate or individually:

•	The amount or range of reasonably possible losses in addition to amounts accrued, or

•	That reasonably possible losses cannot be estimated, or

•	That any reasonably possible losses in addition to amounts accrued are not material to your financial statements.

The Registrant has included additional information with respect to its legal contingencies under the heading “Contingencies, Commitments and Guarantees—Overview” in Note 15 to the Registrant’s audited consolidated financial statements.

Subsidiary Dividend Restrictions, page F-119

2.
Please revise to disclose the amount of retained earnings or net income that is restricted or free from restrictions for payment of dividends by SAFG. Refer to Rule 4-08(e)(1) of Regulation S-X for guidance.

The Registrant has included additional information regarding restrictions on the payment of dividends by SAFG under the heading “Statutory Financial Data and Restrictions—Subsidiary Dividend Restrictions” in Note 18 to the Registrant’s audited consolidated financial statements.

* * * * *

J. Stickel	2	March 10, 2022

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6478 or Eric T. Juergens at (212) 909-6301.

Best Regards,

/s/ Paul M. Rodel
Paul M. Rodel

cc:	Kevin Hogan, President and Chief Executive Officer
Christine Nixon, Chief Legal Counsel
SAFG Retirement Services, Inc.